GLADSTONE INVESTMENT CORPORATION

1521 WESTBRANCH DRIVE, SUITE 100

MCLEAN, VIRGINIA 22102

July 23, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Ganley, Esq.

Re:	Gladstone Investment Corporation

Registration Statement on Form N-2, File Number 333-232124

Dear Mr. Ganley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gladstone Investment Corporation, a Delaware corporation, respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File No. 333-232124) (the “Registration Statement”) so that such Registration Statement may be declared effective at 4:00 p.m., Eastern time, on July 24, 2019, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to William J. Tuttle of Proskauer Rose LLP at (202) 416-6860 and that such effectiveness also be confirmed in writing.

Very truly yours,

Gladstone Investment Corporation

By:	/s/ Nicole Schaltenbrand
	Name:	Nicole Schaltenbrand
	Title:	Acting Principal Financial Officer